UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-25499

                           NOTIFICATION OF LATE FILING

 (Check One):  |_| Form 10-K   |_|  Form 20-F  |_| Form 11-K  |X|  Form 10-Q
               |_| Form N-SAR  |_| Form N-CSR

               For Period Ended:  September 30, 2008

               |_|  Transition Report on Form 10-K

               |_|  Transition Report on Form 20-F

               |_|  Transition Report on Form 11-K

               |_|  Transition Report on Form 10-Q

               |_|  Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                     ----------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

                    Diamond Discoveries International, Corp.
--------------------------------------------------------------------------------
                             Full name of registrant


--------------------------------------------------------------------------------
                            Former name if applicable

                        45 Rockerfeller Plaza Suite 2000
--------------------------------------------------------------------------------
            Address of principal executive office (Street and number)

                               New York, NY 10111
--------------------------------------------------------------------------------
                            City, state and zip code


                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Diamond Discoveries International, Corp. (the "Company") is unable to file its Form 10-Q within the prescribed period without unreasonable expense because management has not been able to prepare the Form 10-Q due to ministerial difficulties. The Company fully expects to be able to file within the additional time allowed by this report.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification





       Antonio Sciacca                 (212)                      332-8016
       -------------------------------------------------------------------------
            (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    RuDiamond Discoveries International, Corp.
                    ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: Novemberber 14, 2008                     By:   /s/Edward Williams
                                                    -------------------
                                                    Edward Williams
                                                    Chief Financial Officer